Exhibit 12.1

QEP Resources, Inc.
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings
Income from continuing operations before income taxes and adjustment for income or loss from equity investees	$(243.0)	$(642.0)	$112.2	$0.5	$183.6
Add (deduct):
Fixed charges	148.3	175.6	167.8	128.7	95.7
Distributed income from equity investees	0.1	0.3	0.2	0.1	0.1
Capitalized interest	—	—	(2.0)	(3.4)	(3.0)
Total earnings	$(94.6)	$(466.1)	$278.2	$125.9	$276.4
Fixed Charges
Interest expense	$145.6	$172.9	$163.3	$122.9	$90.0
Capitalized interest	—	—	2.0	3.4	3.0
Estimate of the interest within rental expense	2.7	2.7	2.5	2.4	2.7
Total Fixed Charges	$148.3	$175.6	$167.8	$128.7	$95.7
Ratio of Earnings to Fixed Charges	(0.6)	(2.7)	1.7	1.0	2.9